Mail Stop 3561

January 12, 2008

Steven H. Temares, Chief Executive Officer
Bed Bath & Beyond Inc.
650 Liberty Avenue
Union, N. J. 07083

> **Re:** **Bed Bath & Beyond Inc.**
> **Form 10-K for Fiscal Year Ended March 1, 2008**
> **Filed April 30, 2008**
> **Forms 10-Q for Fiscal Quarters Ended May 31 and August 30, 2008**
> **Filed July 10, 2008 and October 8, 2008, respectively**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed June 4, 2008**
> **File No. 0-20214**

Dear Mr. Temares:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended March 1, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

1. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. We note that you discuss the economic slowdown, and make reference to "specific issues related to the housing and mortgage industries." Please be more specific in identifying the housing and mortgage industries trends and discuss whether you expect these trends to continue and their impact on your business. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

   - Economic or industry-wide factors relevant to your company, and
   - Material opportunities, challenges, and
   - Risk in short and long term and the actions you are taking to address them.

   See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Item 13 – Certain Relationships and Related Transactions, and Directors Independence, page 53

2. We note that you have incorporated this item by reference from your proxy statement. However, it does not appear to be included in your proxy statement. Please provide the disclosure required by Items 404 and 406 of Regulation S-K or advise.

Forms 10-Q for Fiscal Quarters Ended May 31and August 30, 2008

3. As applicable, please apply the above comments to your quarterly reports on Form 10-Q.

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director